UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ---------------------


                                   FORM 6-K

                             ---------------------


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                June 5, 2006
               Date of Report (Date of Earliest Event Reported)

                            ---------------------

                           Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)
                         Andina Bottling Company Inc.
                (Translation of Registrant's name into English)

                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                Santiago, Chile
                    (Address of principal executive office)

                             ---------------------


 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F  X  Form 40-F
                                ---           ----

 Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes         No    X
                                -------    --------

 Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes         No    X
                                -------    --------

 Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the
                              information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
                            Yes         No    X
                                -------    --------

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K


TABLE OF CONTENTS

1. Attached is an English translation of the Consolidated Financial Statements of the Company for the period ended March 31, 2006.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
Consolidated financial statements
March 31, 2006


(Translation of original in Spanish)




CONTENTS

Report of Independent Auditors
Consolidated balance sheet
Consolidated statement of income
Consolidated statement of cash flows
Notes to the consolidated financial statements





         Ch$      -    Chilean pesos
         ThCh$    -    Thousands of Chilean pesos
         US$      -    United States dollars
         ThUS$    -    Thousands of United States dollars
         R$       -    Brazilian Reals
         ThR$     -    Thousands of Brazilian Reals
         A$       -    Argentine pesos
         ThA$     -    Thousands of Argentine pesos
         UF       -    Unidades de Fomento (Chilean government inflation-indexed
                       monetary units)

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                                  For the period ended March 31,
                                                                  ------------------------------
                                                                        2006            2005
                                                                        ----            ----
                                                                        ThCh$           ThCh$

TOTAL CURRENT ASSETS                                                 184,588,107     164,879,767
Cash                                                                  15,041,705      16,801,161
Time deposits                                                         64,650,807      10,203,007
Marketable securities (net)                                           17,470,757      45,624,915
Trade accounts receivable (net)                                       22,231,021      25,098,438
Notes receivable (net)                                                 7,202,760       6,971,397
Other receivables (net)                                               19,557,029      18,818,047
Notes and accounts receivable from related companies                   1,553,763         291,810
Inventories (net)                                                     17,580,166      21,851,833
Recoverable Taxes                                                      7,960,348       7,461,115
Prepaid expenses                                                       2,193,135       2,310,135
Other current assets                                                   9,146,616       9,447,909
TOTAL PROPERTY, PLANT & EQUIPMENT                                    139,707,276     157,064,776
Land                                                                  12,752,684      13,459,634
Buildings & improvements                                              78,986,877      91,739,321
Machinery and equipment                                              209,669,804     225,045,447
Other property, plant & equipment                                    201,069,682     207,409,467
Technical reappraisal of property, plant & equipment                   2,007,945       2,007,564
Depreciation                                                       (364,779,716)   (382,596,657)
TOTAL OTHER ASSETS                                                   218,329,396     291,324,965
Investments in related companies                                      20,646,408      20,443,318
Investments in other companies                                            54,789          56,886
Goodwill                                                              71,906,949      89,750,217
Long-term receivables                                                     89,806          54,372
Long-term notes and accounts receivable from related companies            33,915          35,032
Long-term Deferred Income Taxes                                          346,855          38,845
Intangibles                                                              419,979         486,844
Amortization                                                            (243,196)       (258,338)
Others                                                               125,073,891     180,717,789
TOTAL ASSETS                                                         542,624,779     613,269,508


The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                                                                  For the period ended March 31,
                                                                  ------------------------------
                                                                         2006             2005
                                                                         ----             ----
                                                                         ThCh$            ThCh$

TOTAL CURRENT LIABILITIES                                            113,176,338      98,587,648
Short-term bank liabilities                                           28,758,755      12,690,759
Current portion of long-term bank liabilities                            494,720       2,798,913
Current portion of bonds payable                                      17,781,147      18,787,832
Dividends payable                                                        215,565         282,068
Accounts payable                                                      35,374,669      33,319,955
Other creditors                                                        3,429,871       3,305,054
Notes and accounts payable to related companies                        6,247,686       6,396,399
Provisions                                                               504,059         388,878
Witholdings                                                           11,717,132      11,235,582
Income taxes payable                                                   4,356,313       4,632,505
Unearned income                                                          493,896       2,091,007
Deferred income taxes                                                    609,399          84,059
Other current liabilities                                              3,193,126       2,574,637
TOTAL LONG-TERM LIABILITIES                                          135,841,944     191,501,173
Long-term bank liabilities                                               394,962      49,681,024
Bonds payable                                                         99,065,486     113,851,831
Other creditors                                                          176,422         184,399
Notes and accounts payable from related companies                      3,737,364               0
Provisions                                                            23,841,755      20,330,868
Other long-term liabilities                                            8,625,955       7,453,051
MINORITY INTEREST                                                      1,185,764              54
TOTAL SHAREHOLDERS' EQUITY                                           292,420,733     323,180,633
Paid-in capital                                                      197,904,994     198,860,133
Reserve capital revalued                                                (593,715)     (1,590,881)
Other reserves                                                         3,553,954      23,135,494
Accumulated earnings                                                  70,520,545      88,031,674
Net income for the period                                             21,034,955      14,744,213
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                             542,624,779     613,269,508



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                                                   For the period ended March 31
                                                                   -----------------------------
                                                                        2006            2005
                                                                        ----            ----
                                                                        ThCh$           ThCh$

OPERATING INCOME                                                      24,330,139     21,163,793
Gross Margin                                                          57,458,483     51,017,829
Net Sales                                                            139,393,196    130,594,117
Cost of sales                                                        (81,934,713)   (79,576,288)
Administrative and selling expenses                                  (33,128,344)   (29,854,036)
NON OPERATING INCOME AND EXPENSE                                        (120,908)    (4,388,150)
Financial Income                                                       2,435,150      4,456,242
Equity in earnings of equity investments                                 368,706        673,947
Other non-operating income                                             1,410,099        612,862
Equity in losses of equity investments                                   (33,160)       (30,082)
Amortization of goodwill                                              (1,589,744)    (1,834,050)
Financial Expenses                                                    (6,197,858)   (11,164,759)
Other non-operating expenses                                          (1,079,666)    (7,343,195)
Price level restatement                                                 (190,262)        41,362
Foreign exchange gains                                                 4,755,827     10,199,523
Income before income taxes and extraordinary items                    24,209,231     16,775,643
Income tax expense                                                    (3,103,210)    (2,031,431)
Income before minority interest                                       21,106,021     14,744,212
Minority interest                                                        (71,066)             1
NET INCOME                                                            21,034,955     14,744,213
NET INCOME FOR THE PERIOD                                             21,034,955     14,744,213




The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                  For the period ended March 31
                                                                  -----------------------------
                                                                          2006           2005
                                                                          ----           ----
                                                                         ThCh$           ThCh$

NET CASH PROVIDED BY OPERATING ACTIVITIES                             42,545,965      26,592,563
Collection of trade receivables                                      209,216,130     190,755,437
Financial income received                                              3,887,372       3,548,618
Dividend & other distributions received                                1,447,375       1,427,460
Other income received                                                          0          25,066
Payments to suppliers and personnel                                 (139,294,397)   (142,781,445)
Interest paid                                                         (2,940,344)     (1,492,108)
Income taxes paid                                                     (2,401,868)     (1,349,122)
Other expenses paid                                                       (2,014)              0
VAT and other tax payments                                           (27,366,289)    (23,541,343)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                   (4,587,798)    (10,665,729)
Borrowings                                                             8,136,063      16,419,840
Dividend distribution                                                 (3,632,726)     (3,569,820)
Loan payments                                                         (9,091,135)    (23,502,188)
Other sources of financing                                                     0         (13,561)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES                   1,616,334      12,638,658
Proceeds from sales of property, plant and equipment                     951,727         692,882
 Proceeds from sales of permanent investments                          4,992,385               0
Proceeds from sales of other investments                               2,893,537      30,671,665
Additons to property, plant & equipment                               (7,189,601)     (6,709,601)
Investments in financial instruments                                     (31,714)    (12,016,288)
TOTAL NET CASH FOR THE PERIOD                                         39,574,501      28,565,492
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                         679,655       1,574,015
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                  40,254,156      30,139,507
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                      21,499,736      28,025,703
CASH AND CASH EQUIVALENTS AT END OF PERIOD                            61,753,892      58,165,210



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES

                                                                                         For the period ended March 31
                                                                                         -----------------------------
                                                                                              2006             2005
                                                                                              ----             ----
                                                                                              ThCh$            ThCh$

NET INCOME                                                                                21,034,955        14,744,213
Income on sale of assets:                                                                   (234,181)          (54,510)
Gain on sale of property, plant and equipment                                               (234,181)          (53,528)
Gain on sale of investements                                                                       0              (982)
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH                          3,178,513         3,459,610
Depreciation                                                                               7,378,623         7,926,497
Amortization of intangibles                                                                  119,560            89,607
Write-offs and provisions                                                                   (608,739)        4,824,942
Equity in earnings of equity investments                                                    (368,706)         (673,947)
Equity in losses of equity investments                                                        33,160            30,082
Amortization of goodwill                                                                   1,589,744         1,834,050
Price-level restatement                                                                      190,262           (41,362)
Foreign exchange gains, net                                                               (4,755,827)      (10,199,523)
Other credits to income that do not represent cash flows                                    (365,680)         (330,736)
Other charges to income that do not represent cash flows                                     (33,884)                0
CHANGES IN OPERATING ASSETS                                                               22,018,681        (4,944,735)
(Increase) decrease in trade accounts receivable                                          10,552,242         7,211,976
(Increase) decrease in inventories                                                            38,444           640,855
(Increase) decrease in other assets                                                       11,427,995       (12,797,566)
CHANGES IN OPERATING LIABILITIES                                                          (3,523,069)       13,387,986
Increase (decrease) in accounts payable related to operating income                        5,110,687        (4,727,286)
Increase (decrease) in interest payable                                                    4,424,317        14,345,943
Increase (decrease) in income taxes payable                                               (1,244,204)          767,110
Increase (decrease) in other accounts payable related to non-operating income             (7,991,202)        2,961,786
Increase (decrease) in VAT and other similar items                                        (3,822,667)           40,433
Minority interest                                                                             71,066                (1)
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 42,545,965        26,592,563




The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER
-------------------------------------------------

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046. is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
-----------------------------------------------------

a)     Accounting period

The consolidated financial statements cover the period January 1 to March 31, 2006 and are compared to the same period in 2005.

b)     Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c)     Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 4.1% according to CPI and minor reclassifications have been made.

d)     Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries. The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from intercompany transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages
The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

        Company Name                                Ownership Interest
                                                      March 31, 2006          March 31, 2005
                                                ---------------------------   --------------
                                                Direct   Indirect     Total        Total
                                                ------   --------     -----        -----

ABISA CORP S.A.                                     -      99.99      99.99        99.99
ANDINA BOTTLING INVESTMENTS S.A.                99.90       0.09      99.99        99.99
ANDINA INVERSIONES SOCIETARIAS S.A.             99.99          -      99.99        99.99
ANDINA BOTTLING INVESTMENTS DOS S.A.            99.90       0.09      99.99        99.99
EMBOTELLADORA DEL ATLANTICO S.A.                    -      99.99      99.99        99.99
ENVASES MULTIPACK LTDA.                          5.00      94.99      99.99        99.99
RIO DE JANEIRO REFRESCOS LTDA.                      -      99.99      99.99        99.99
SERVICIOS MULTIVENDING LTDA.                    99.90       0.09      99.99        99.99
TRANSPORTE ANDINA REFRESCOS LTDA.               99.90       0.09      99.99        99.99
VITAL S.A.                                          -      99.99      99.99        99.99
RJR INVESTMENTS CORP S.A.                           -      99.99      99.99        99.99
VITAL AGUAS S.A.                                56.50          -      56.50            -


e)       Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods. Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, "CPI", issued by the Chilean National Institute of Statistics, which amounted to -0.3% for the period December 1, 2005 to February 28, 2006 (-0.8% for the same period of the previous year).

f)       Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end. UF denominated balances have been restated according to CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:

                                              2005           2004
                                              ----           ----
                                               Ch$            Ch$
Unidades de Fomento           (UF)       17,915.66      17,198.78
United States dollars         (US$)         526.18         585.93
Argentine pesos               (A$)          170.73         200.87
Brazilian Real                (R$)          243.29         219.76
Euro                                        637.56         759.57

g)       Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds with a pre-established value are valued at the adjusted cost, plus accrued interest.

h)       Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company's or its subsidiaries' warehouse. The costs of finished products include all manufacturing costs. Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)     Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and on a case-by-case analysis where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j)     Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading "Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)     Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l)     Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)     Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)     Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)     Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)     Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate. The difference in valuation as compared to the effective placement rate is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q)     Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)     Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7% annual rate and a capitalization period using the staff's expected length of service to their retirement date.

s)     Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them. The amount of such inventory is determined annually through an annual inventory of containers in the possession of clients. This inventory is valued at the average weighted value of the guarantee for the last seven years, for each type of container, and the effect is recorded in the operating income of the Company for those container guarantees established through January 31, 2001. These guarantees are not adjustable and they do not have an expiration date; therefore, the liability valuation was calculated for the seven aforesaid years.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established. In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)     Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)     Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences as follows:

These hedge instruments are recorded at their market values for existing items. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term), depending on whether the difference is a loss or gain.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v)     Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w)     Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)     Consolidated statement of cash flows

For purposes of preparation of the statement of cash flow, the Company has considered cash equivalent to be investments in fixed-income mutual funds and time deposits maturing within 90 days, repurchase agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES
---------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES
------------------------------

The composition of the balance at March 31, 2006, was as follows:

                               Accounting value for the period ended March 31,
                               -----------------------------------------------
                                             2006                 2005
                                             ----                 ----
                                            ThCh$                ThCh$

Bonds                                     4,400,678           14,463,872
Mutual Funds                                 71,508            1,476,138
Investment Funds                         12,998,571           29,684,905
Total Marketeable Securities             17,470,757           45,624,915



Investment Funds                                     Balance as of
                                                     March 31, 2006
                                                     --------------
                                                         ThCh$

Citi Institutional Liquid Reserves Limited            12,998,571
Total                                                 12,998,571




Fixed Income                  Date               Par Value         Accounting value        Market Value     Provision
------------                  ----               ---------         ----------------        ------------     ---------
                     Purchase      Maturity                           Amount       Rate
                     --------      --------                           ------       ----
                                                                      ThCh$                     ThCh$            ThCh$

SUDAMERICANO        09-06-2005    03-15-2007        1,757,654        1,757,654     7,60%      1,740,245         17,409
SUDAMERICANO        11-30-2004    03-15-2007        2,660,433        2,660,433     7,60%      2,676,590              0



NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES
----------------------------------------

Almost all these accounts correspond to the soft drink business.

                                                         Current
                       --------------------------------------------------------------------------------
                                                 More than 90 days
                          Up to 90 days              up to 1 year        Subtotal     Total Current Net              Long Term
                       ------------------        --------------------   ----------    -----------------             ----------
                              up to 1 year (net)
                         Mar 31,     Mar 31,      Mar 31,     Mar 31,    Mar 31,      Mar 31,      Mar 31,      Mar 31,     Mar 31,
                          2006        2005         2006        2005       2006         2006         2005         2006        2005
                          ThCh$       ThCh$        ThCh$      ThCh$       ThCh$        ThCh$        ThCh$        ThCh$       ThCh$

Trade receivables     22,738,644   24,991,225     833,082   2,057,052   23,571,726  22,231,021   25,098,438           0          0

Allowance for
doubtful accounts              0            0           0           0    1,340,705           0             0          0          0

Notes receivable       7,548,519    6,964,616     118,440   1,458,486    7,666,959   7,202,760     6,971,397          0          0

Allowance for
doubtful accounts              0            0           0           0      464,199           -                        0          0

Other receivables      8,745,723   18,631,877  10,889,086     299,517   19,634,809  19,557,029    18,818,047     89,806     54,372

Allowance for
doubtful accounts              0            0           0           0       77,780           0             0          0          0

   Total long term
     receivables                                                                                                 89,806     54,372


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Accounts payable and receivable with related companies correspond mainly to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

Accounts receivable from Embonor S.A. and Embotelladora Coca-Cola Polar S.A. correspond to sale price of Vital Aguas S.A. shares according to the operation described under Note 14 hereto.

     a)     Notes and accounts receivable

                     Company                                    Short Term                            Long Term
                     -------                                    ----------                            ---------
                                                      Mar. 31, 2006      Mar. 31, 2005     Mar. 31, 2006      Mar. 31, 2005
                                                      -------------      -------------     -------------      -------------
                                                          ThCh$            ThCh$              ThCh$               ThCh$

EMBONOR S.A.                                              899,571              0                  0                   0
EMBOTELLADORA COCA COLA POLAR S.A.                        341,124              0                  0              35,032
COCA-COLA DE CHILE S.A.                                         0              0             33,915                   0
SPBR S.R.L.                                               296,137              0                  0                   0
CENTRALLI REFRIGERANTES S.A.                               16,931              0                  0                   0
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.                          0        291,810                  0                   0
TOTAL                                                   1,553,763        291,810             33,915              35,032



     b)     Notes and accounts payable

                     Company                                     Short Term                           Long Term
                     -------                                     ----------                           ---------
                                                      Mar. 31, 2006      Mar. 31, 2005     Mar. 31, 2006      Mar. 31, 2005
                                                      -------------      -------------     -------------      -------------
                                                          ThCh$            ThCh$              ThCh$               ThCh$
 ENVASES CMF S.A.                                       2,750,783      3,064,946                  0                   0
 COCA-COLA DE CHILE S.A.                                1,490,776        948,790                  0                   0
 RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.                 1,169,664              0                  0                   0
 ENVASES CENTRAL S.A.                                     547,212        835,281                  0                   0
 ENVASES DEL PACIFICO S.A.                                146,784              0                  0                   0
 CICAN S.A.                                               142,467          6,039                  0                   0
 EMBONOR S.A.                                                   0              0          2,974,027                   0
 EMBOTELLADORA  COCA-COLA POLAR S.A.                            0              0            763,337                   0
 ENVASES DEL PACIFICO S.A.                                      0        286,971                  0                   0
 SPBR S.R.L.                                                    0      1,254,372                  0                   0
 TOTAL                                                  6,247,686      6,396,399          3,737,364                   0


     c)      Transactions with related companies were as follows:


       Company                        Relation           Transaction                  Mar. 31, 2006               Mar. 31, 2005
       -------                        --------           -----------                  -------------               -------------
                                                                                     Effect on Income           Effect on Income
                                                                                  ---------------------    ------------------------
                                                                                              ((charge)/                 ((charge)/
                                                                                  Amount        credit)      Amount        credit)
                                                                                  ------        -------      -------       ------

ENVASES CENTRAL S.A.               Equity investee   Sales of raw materials
                                                     and supplies                  264,231     (29,538)       264,767       (4,530)


                                     -               Finished product
                                                     purchases                   3,371,573           0      3,640,366            0


COCA-COLA DE CHILE S.A.            Shareholder
                                   Related           Concentrate purchases       8,952,407           0      9,845,990            0

                                    -                Payment of advertising
                                                     participation                 408,473    (408,473)       963,175     (963,175)

                                    -                Sales of advertisement              0           0        344,887     (344,887)

                                    -                Water source rental           345,384    (345,384)       454,366     (454,366)

COCA-COLA DE ARGENTINA S.A.        Shareholder
                                   Related           Sales of advertisement        768,345    (768,345)       479,225     (479,225)

ENVASES DEL PACIFICO S.A.          Director in
                                   common            Purchase of raw materials      99,687           0        209,404            0

RECOFARMA INDUSTRIAS DO
AMAZONAS LTDA.                     Shareholder
                                   Related           Concentrate purchases      10,556,341           0      7,792,375            0

                                   -                 Advertising
                                                     Participation                 389,624    (389,624)       621,379     (621,379)

ENVASES CMF S.A.                   Equity investee   Purchase of Containers      2,483,613           0      3,632,286            0

SERVICIOS Y PRODUCTOS PARA
BEBIDAS REFRESCANTES               Shareholder
                                   Related           Concentrate purchases       5,865,458           0      5,653,609            0

EMBONOR S.A.                       Shareholder
                                   Related           Sale of Finished Products   1,881,555           0              0            0

EMBOTELLADORA COCA-COLA
POLAR S.A.                         Shareholder
                                   Related           Sale of Finished Products   1,236,732           0              0            0


NOTE 7 - INVENTORIES
--------------------

Inventories at each year end consisted of the following:


                                            March 31, 2006                             March 31, 2005
                                 Gross      Obsolescence       Net           Gross       Obsolescence        Net
                                 value        provision       Value          value       provision          Value
                                 -----        ---------       -----          -----       ---------          -----
                                 ThCh$          ThCh$         ThCh$          ThCh$          ThCh$           ThCh$

Raw Materias                   8,372,333      (59,094)      8,313,239      12,277,083     (135,858)      12,141,225
Finished Products              8,144,144     (362,529)      7,781,615       7,967,010      (47,370)       7,919,640
Products in process              888,890            0         888,890          86,274            0           86,274
Raw Materials in Transit         596,422            0         596,422       1,704,694            0        1,704,694
Total                         18,001,789     (421,623)     17,580,166      22,035,061     (183,228)      21,851,833



NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES
-----------------------------------------------

a) At period end 2006 and 2005, the Company does not present taxable profits funds or non-taxable profits. (Short-term and long-term assets and liabilities must be netted out to conform the general balance sheet on deferred taxes).

b)     Deferred income taxes at each year-end were as follows:


                                                    March 31, 2006                               March 31, 2005
                                       --------------------------------------     ------------------------------------------------
                                             Assets              Liabilities               Assets               Liabilities
                                       -----------------     ----------------     --------------------     -----------------------
                                       Short       Long        Short     Long       Short         Long       Short         Long
                                       Term        Term        Term      Term        Term         Term       Term          Term
                                       ----        ----        ----      ----        ----         ----       ----          ----
Temporary Differences                  ThCh$       ThCh$       ThCh$     ThCh$       ThCh$        ThCh$      ThCh$         ThCh$
---------------------

Allowance for doubtful accounts       118,279      47,247          0           0    453,160      125,337            0           0
Vacation provision                    116,835           0          0           0     91,515            0            0           0
Production expenses                     7,871           0          0           0          0            0            0           0
Depreciation of property, plant &
  equipment                                 0           0    114,553   3,495,626          0            0      128,676   5,252,540
Severance indemnities                 406,501           0     43,503     847,718     42,669            0        5,397     218,963
Provision for labor & commercial
  lawsuits                                  0   4,919,610          0           0          0    3,843,894            0           0
Tax loss carry-forwards             1,345,157   7,484,389          0           0    687,632   13,356,760            0           0
Others                                356,824     775,534          0      82,497    461,028    2,082,601            0     192,254
Local bond issue expenses                   0           0                199,329          0            0            0     200,057
Social contributions                  484,257   2,103,710          0           0    247,547    2,643,335            0           0
Provision for asset write off         258,074   1,248,909          0           0    189,422    1,088,898            0           0
Contingency allowance                       0   1,954,565          0           0          0    1,698,565            0           0
Guarantee deposit                           0           0          0   2,622,062          0            0            0   2,798,638
Accrued interests abroad                    0           0  3,545,141           0          0            0    2,122,959           0
Complementary accounts, net of
  amortization                              0  (4,349,969)         0  (2,998,749)         0   (4,072,643)           0  (3,598,333)
Valuation allowance                         0  (9,588,657)                                0  (15,663,783)
                           Total    3,093,798   4,595,338  3,703,197   4,248,483  2,172,973    5,102,964    2,257,032   5,064,119


c)     Income tax expense for each year was as follows:

                                                                                          March 31,        March 31,
                                                                                            2006             2005
                                                                                            ----             ----
                               Item                                                         ThCh$            ThCh$

Current tax expense (tax allowance)                                                      (3,127,820)      (2,682,715)
Tax expense adjustment (previous period)                                                    265,021          433,605
Deferred income tax expense/effect over assets or liabilities                            (2,285,816)      (2,229,864)
Amortization of deferred income tax asset and liability complementary accounts             (496,105)        (179,099)
Deferred income tax expense/effect over assets or liabilities due to changes in the
  valuation allowance                                                                     2,541,510        2,626,435
Other charges or credits                                                                          0              207
  Total                                                                                  (3,103,210)      (2,031,431)



NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS
------------------------------------------------------------------

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS
------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Current assets.

NOTE 11 - REPURCHASE / RESALE AGREEMENTS
----------------------------------------

The Company had no repurchase/resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT
---------------------------------------

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile    : Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina: Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil   : Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazu, Espirito
           Santo and Vitoria.

a) Principal components of property, plant and equipment at each year end are as follows:


                                                   Balances at March 31, 2006                Balances at March 31, 2005
                                          ------------------------------------------   --------------------------------------------
                                                                        Net property,                                 Net property,
                                                         Accumulated      plant &                    Accumulated         plant &
                                             Assets      Depreciation    equipment       Assets      Depreciation       equipment
                                             ------      ------------    ---------       ------      ------------       ---------
                                              ThCh$         ThCh$          ThCh$          ThCh$          ThCh$             ThCh$

Land                                       12,752,684              0     12,752,684     13,459,634              0      13,459,634
Buildings and improvements                 78,986,877    (30,649,338)    48,337,539     91,739,321    (37,938,366)     53,800,955
Machinery and equipment                   209,669,804   (162,139,557)    47,530,247    225,045,447   (167,942,194)     57,103,253
Other property, plant and equipment       201,069,682   (171,384,839)    29,684,843    207,409,467   (176,120,221)     31,289,246
Technical reappraisal of property,
  plant & equipment                         2,007,945       (605,982)     1,401,963      2,007,564       (595,876)      1,411,688
Total                                     504,486,992   (364,779,716)   139,707,276    539,661,433   (382,596,657)    157,064,776



b)     Other property, plant and equipment at each year end were as follows:


                                                                                           Balances at March 31,
                                                                                    -----------------------------------
                                                                                       2006                    2005
                                                                                       ----                    ----
                                                                                       ThCh$                   ThCh$

Containers                                                                          109,621,533             109,981,302
Refrigerating equipment, promotional items and other minor assets                    55,386,277              58,083,122
Furniture and tools                                                                   3,982,376               3,772,250
Others                                                                               32,079,496              35,572,793
Total other property, plant and equipment                                           201,069,682             207,409,467



c) Gain on Technical reappraisal of property, plant and equipment at each year end was as follows:


                                       Balances at March 31, 2006                      Balances at March 31, 2005
                                   -------------------------------------------   ---------------------------------------------
                                                                 Net property,                                   Net property,
                                                 Accumulated        plant &                      Accumulated        plant &
                                   Assets       Depreciation       equipment        Assets       Depreciation      equipment
                                   ------       ------------       ---------        ------       ------------      ---------
                                   ThCh$            ThCh$            ThCh$          ThCh$           ThCh$            ThCh$

Land                             1,340,887               0        1,340,887      1,340,602              0        1,340,602
Buildings and improvements         187,783        (126,804)          60,979        187,684       (123,445)          64,239
Machinery and equipment            479,275        (479,178)              97        479,278       (472,431)           6,847
Total                            2,007,945        (605,982)       1,401,963      2,007,564       (595,876)       1,411,688



d)     Depreciation for the period

Depreciation for the period amounted to ThCh$7,378,623 and ThCh$6,249,957 are included, under Operating Costs and ThCh$1,128,666 under Sales and Administrative Expenses in the Income Statement.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS
-------------------------------------------------------

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES
-----------------------------------------

1. Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

      The main changes occurred in the reported periods are described below:

      Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

      The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial Marisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

      The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during Marember 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction is reflected in the following chart. This transaction will be realized once the property is transferred to a third party different from the group.

      The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

      On December 22, 2005 the production and packaging business of waters, juices and non-carbonated beverages licensed by The Coca-Cola Company ("TCCC") in Chile was restructured. Vital Aguas S.A. is created with the purpose of developing the de process, production and packaging business of Vital de Chanqueahue Mineral Water and other water and products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Consequently, Vital S.A. will focus on juices and non-carbonated beverages.

      Accordingly, Embotelladora Andina S.A., Embonor S.A. and Embotelladora Coca-Cola Polar S.A. have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A., which will conduct the business of the processing, production and bottling of the Vital de Chanqueahue Mineral Water and other water and products, according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC.

      The equity interests of Embonor S.A. and Embotelladora Coca-Cola Polar in Vital Aguas S.A. were acquired by purchase from Embotelladora Andina S.A. and its subsidiary, Andina Inversiones Societarias S.A., at the prices equivalent to 169,306 Unidades de Fomento and 109,428 Unidades de Fomento, respectively, generating earnings of ThCh$3,890,351 (historical Chilean pesos) (215,919 Unidades de Fomento), as of December 31, 2005.

      Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:


                                                             2006        2005
                                                             ----        ----
                                                             ThCh$       ThCh$

      Envases CMF S.A.       Purchase of containers        (222.591)  (171,115)
      Envases Central S.A.   Purchase of finished products  (12,035)   (16,596)



2. No liabilities have been designated as hedging instruments for investments abroad.

3. Income likely to be remitted by subsidiaries abroad amounts to US$180.9 million.

Investments in related companies and the related direct participation in equity and unrealized results at each year end were as follows.

                                                                                                    Income (loss) for
                                                       Ownership Interest    Equity of companies       the period
                                                     -------------------------------------------------------------------
      Company        Country   Functional Number of   Mar. 31,   Mar. 31,   Mar. 31,    Mar. 31,   Mar. 31,   Mar. 31,
                               Currency    Shares       2006       2005       2005        2004       2005       2004
      -------        -------   ---------- ---------   -------    --------   --------    --------   -------    --------
                                                          %          %        ThCh$       ThCh$      ThCh$      ThCh$


 ENVASES CMF S.A.   CHILE         CH$         28,000      50.00      50.00  34,334,771 34,460,355  1,009,312   1,144,134
 ENVASES CENTRAL
  S.A.              CHILE         CH$      2,429,236      49.91      49.91   4,427,047  5,056,475     44,452     (26,989)
 KAIK
  PARTICIPACOES     BRAZIL        US$     16,098,919      11.32      11.32  12,488,981 10,376,341   (292,945)  1,655,629
 CENTRALLI
  REFRIGERANTES     BRAZIL        US$          3,005      25.00      25.00           0          0          0           0

 CICAN S.A.         ARGENTINA     US$          3,040      15.20      15.20   7,624,659  5,847,474    503,224     563,042
-------------------------------------------------------------------------------------------------------------------------
TOTAL


                           Partic in net         Unrealized income         Book value of
    Accrued income         income (loss)              (loss)                investment
------------------        --------------         -----------------         -------------
 Mar. 31,    Mar. 31,   Mar. 31,    Mar. 31,     Mar. 31,     Mar. 31,     Mar. 31,      Mar. 31,
   2005        2004       2005        2004         2005       2004         2005          2004
 -------     -------    -------     -------      -------      -------      -------       -------
   ThCh$       ThCh$      ThCh$       ThCh$       ThCh$        ThCh$        ThCh$         ThCh$

    282,065    400,952  17,167,386  17,230,178   1,083,472    1,154,273    16,083,914   16,075,905
     10,151    (30,082)  2,209,539   2,523,687     219,707      219,660     1,989,832    2,304,027
    (33,160)   187,412   1,413,715   1,174,570           0            0     1,413,715    1,174,570
          0          0           0           0           0            0             0            0
     76,490     85,583   1,158,947     888,816           0            0     1,158,947      888,816
     ------     ------   ---------     -------           -            -     ---------      -------

                        21,949,587  21,817,251   1,303,179    1,373,933    20,646,408   20,443,318
                        ==========  ==========   =========    =========    ==========   ==========


NOTE 15 - INVESTMENTS IN OTHER COMPANIES
----------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.


NOTE 16 - GOODWILL AND NEGATIVE GOODWILL
----------------------------------------

Goodwill at each year end and the amortization during each year were as follows:

                                                      March 31, 2006                          March 31, 2005
                                                      --------------                          --------------
                                              Amortization                            Amortization
                                           during the period    Goodwill balance   during the period   Goodwill balance
                                           -----------------    ----------------   -----------------   ----------------
                 Company                          ThCh$               ThCh$              ThCh$               ThCh$
                 -------
 RIO DE JANEIRO REFRESCOS LTDA.                884,473             43,669,278           1,007,118         53,808,664
 EMBOTELLADORA DEL ATLANTICO S.A.              689,174             27,609,863             798,898         35,201,219
 VITAL S.A.                                     16,097                627,808              28,034            740,334
 TOTAL                                       1,589,744             71,906,949           1,834,050         89,750,217



NOTE 17 - INTANGIBLES
---------------------

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS
--------------------------------

Other long term assets at each year end were as follows:

                                                            2006          2005
                                                            ----          ----
                                                            ThCh$         ThCh$
Bonds:
         Celulosa Arauco S.A.                             11,975,424   13,892,448
         Enap S.A.                                         9,387,484   11,005,366
         Endesa S.A.                                       8,000,195    9,379,593
         Chile Soberano                                    7,564,284    8,802,307
         Petroleos Mexicanos S.A.                          7,440,554    2,724,439
         Compania Manufacturera de Papeles y Cartones S.A. 7,277,787    5,379,687
         Telefonos de Mexico S.A.                          7,034,792    8,182,993
         Codelco                                           5,394,398    6,294,157
         Mexico Soberano                                   4,913,306    5,762,245
         Banco Scotiabank Sud Americano                            0    3,100,047
         Federal Home Loan Bank (FHLB)                     2,637,470            0
         Brasil Telecom S.A.                               2,140,328    1,962,332
         Raytheon Company                                  2,140,612    2,481,078
         International Paper Company                       2,104,720    2,439,813
         Altria Group                                      1,213,347            0
         Alcoa Inc.                                        1,075,280    1,246,231

Time Deposits Deutsche Bank AG.                                    0   51,005,332
         CLN Enersis Euros- Deutsche Bank AG.                      0   12,119,841
         CLN Endesa- Deutsche Bank AG.                     5,261,800    6,184,193
         CLN GMAC - Deutsche Bank AG.                      1,704,823    1,995,862
         CLN Ford- Deutsche Bank AG.                       1,578,540    1,848,302

Cross Currency Swaps                                      23,832,473   12,406,165
Judicial Deposits (Brazil)                                 4,664,187    3,795,720
Issuance Expense Bond Placement                            3,125,195    3,526,798
Recoverable Taxes                                                  0       54,694
Others                                                     2,682,936    2,829,950
Prepaid Expenses                                           1,760,816    1,525,658
Non-operating Assets                                         163,140      772,538
Total                                                    125,073,891  180,717,789


NOTE 19 - SHORT-TERM BANK LIABILITIES
-------------------------------------

Short- term bank liabilities were as follows:


                                       US Dollars          Other foreign currencies        Non-indexed Ch$
                              ---------------------------  -------------------------  ---------------------------
                               Mar 31, 2006  Mar 31, 2005  Mar 31, 2006  Mar 31, 2005  Mar 31, 2006   Mar 31, 2005
                              ------------- ------------- ------------- ------------- -------------  ------------
                                  ThCh$         ThCh$         ThCh$         ThCh$         ThCh$        ThCh$
 BANCO CHILE                              0             0             0             0             0    6.311.292
 BANCO RIO                                0             0             0     3.191.473             0            0
 BANCO HSBC ROBERTS                       0             0             0     1.060.860             0            0
 BANCO BBVA FRANCES                       0             0             0     2.127.134             0            0
 BANCO CITIBANK N.A. NUEVA YORK   5.866.771             0             0             0             0            0
 DEXIA BANK BELGIUM              21.914.603             0             0             0             0            0
 BANCO ITAU                               0             0       977.381             0             0            0
Total                            27.781.374             0       977.381     6.379.467             0    6.311.292
Principal Due                     5.866.771             0             0     6.273.087             0    6.246.000

Average annual interest rate          5.14%                                     8.92%                      3.35%

Foreign currency liabilities
(%)                                    100
Local currency liabilities
(%)                                      0

           TOTAL

 Mar 31, 2006  Mar 31, 2005
------------- -------------
    ThCh$         ThCh$

            0     6.311.292
            0     3.191.473
            0     1.060.860
            0     2.127.134

    5.866.771             0
   21.914.603             0
      977.381             0
   28.758.755    12.690.759
    5.866.771    12.519.087



Long term bank liabilities current portion:

                                                   US Dollars            Other foreign currencies                    TOTAL
                                                   ----------            ------------------------                    -----
                                          Mar 31, 2006   Mar 31, 2005   Mar 31, 2006   Mar 31, 2005   Mar 31, 2006   Mar 31, 2005
                                         -------------  -------------  -------------  -------------  -------------  -------------
                                             ThCh$          ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
 BANCO BOSTON                                         0              0        133.367        178.113        133.367        178.113
 BANCO ITAU                                           0              0              0        278.361              0        278.361
 BANCO SANTANDER                                      0              0        361.353        331.435        361.353        331.435
 DEXIA BANK BELGIUM                                   0      2.011.004              0              0              0      2.011.004
Total                                                 0      2.011.004        494.720        787.909        494.720      2.798.913
Principal Due                                         0     48.796.250        488.160        775.664        488.160     49.571.914

Average annual interest rate                                6,51%          12,49%         13,52%

Foreign currency liabilities (%)                    100
Local currency liabilities (%)                        0


NOTE 20 - OTHER CURRENT LIABILITIES
-----------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

Long - term bank liabilities were as follows:

                                                     Years to Maturity
                                                     -----------------
                                                                         Total long term      Average        Total long
                                                       More than 1 up     at March 31,        annual       term at March
 Bank or Financial Institution          Currency           to 2               2006         interest rate      31, 2005
 -----------------------------          --------       -------------     ---------------   --------------  -------------
                                                           ThCh$              ThCh$                             ThCh$
 BANCO BOSTON                      Other currency               11.904             11.904          12,39%          133.163
 BANCO SANTANDER                   Other currency              383.058            383.058          12,50%          751.611
 DEXIA BANK BELGIUM                US$                               0                  0                       48.796.250
 TOTAL                                                         394.962            394.962                       49.681.024
Foreign currency liabilities (%)                 100



NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)
------------------------------------------------------------------------

Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-       :        Rating according to Fitch Ratings Ltda.
BBB+     :        Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA       :        Rating according to Fitch Ratings Ltda.
AA       :        Rating according to Feller & Rate Ltda.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2007 and semiannual interest payments. At the closing of the periods 2006 and 2005, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Details of bonds payable are as follows:

                                                                          Term                      Par Value          Placement
                                                                        ---------                 ----------------     in Chile
                                Nominal           Interest  Maturity     Interest   Amortization  Mar 31,   Mar 31,       or
                        Series  Value    Currency  rate       date         paid       period      2006      2005        abroad
                       ------   -----    --------  ----       ----         ----       ------      ----      ----        -------
 Current portion of
   long term bonds

 YANKEE BONDS                                              October 1,
   INTERESTS              A   32,076,000   US$         7%     2007     HALF YEARLY   OCT.2007           0      684,771   FOREIGN

YANKEE BONDS                                              October 1,
   INTERESTS              B    4,000,000   US$     7.625%     2027     HALF YEARLY   OCT.2027           0       93,018   FOREIGN

 REGISTRO 254 SVS
   June 13, 2001
   CAPITAL AND                                               June 1,
   INTERESTS              A    1,650,000    UF     6.200%     2008     HALF YEARLY   JUN.2008  16,367,518   16,597,340    CHILE

 REGISTRO 254 SVS
   June 13, 2001
   CAPITAL AND                                               June 1,
   INTERESTS              B    3,700,000    UF     6.500%     2026     HALF YEARLY   JUN.2026   1,413,629    1,412,703    CHILE
                                                                                                ---------   ----------
 Total                                                                                         17,781,147   18,787,832

 Long term bonds
                                                           October 1,
 BONOS YANKEE BONDS       A   32,076,000   US$         7%     2007     HALF YEARLY   OCT.2007  16,877,750   19,564,857  FOREIGN

                                                           October 1,
 BONOS YANKEE BONDS       B    4,000,000   US$     7.625%     2027     HALF YEARLY   OCT.2027   2,104,720    2,439,813  FOREIGN

REGISTROS 254 SVS                                           June 1,
   June 13, 2001          A    1,650,000    UF     6.200%     2008     HALF YEARLY   JUN.2008  13,795,058   25,602,621    CHILE

 REGISTROS 254 SVS                                           June 1,
   June 13, 2001          B    3,700,000    UF     6.500%     2026     HALF YEARLY   JUN.2026  66,287,958   66,244,540    CHILE
                                                                                               ----------  -----------
 Total                                                                                         99,065,486  113,851,831


NOTE 23 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at each year end were as follows:

                                                                          Short Term                     Long Term
                                                                     --------------------        ------------------------
                                                                      2006           2005           2006           2005
                                                                      ----           ----           ----           ----
                           Provisions                                ThCh$          ThCh$          ThCh$          ThCh$
Staff severance indemnities                                          437,542        308,626      5,067,352      5,140,609
Contingencies                                                         66,517         80,252      9,057,673      8,525,230
Taxation on banking transactions & social contribution(Brazil)             0              0      9,716,730      6,665,029
                                                                     -------        -------      ---------      ---------

                           T O T A L                                 504,059        388,878     23,841,755     20,330,868


NOTE 24 - STAFF SEVERANCE INDEMNITIES
-------------------------------------

Movements in the provision for staff severance indemnities were as follows:


                             2006             2005
                            ---------       ---------
                            ThCh$             ThCh$
Beginning balance           5,473,769       2,828,624
Provision for the period      198,350       2,658,922
Payments                     (167,225)        (38,311)
Ending balance              5,504,894       5,449,235



NOTE 25 - OTHER LONG-TERM LIABILITIES
-------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST
---------------------------

                                      2006     2005
                                    ------     ----
LIABILITIES                           ThCh$    ThCh$
Vital Aguas S.A.                    1,166,817       0
Embotelladora del Atlantico S.A.       18,889       0
Andina Inversiones Societarias
S.A.                                       58      54
                                    1,185,764      54
INCOME STATEMENT
Vital Aguas S.A.                      (70,200)      0
Embotelladora del Atlantico S.A.         (865)      0
Andina Inversiones Societarias S.A.        (1)     (1)
                                      (71,066)     (1)

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------

Movements in shareholders' equity were as follows:


                                                      March 31, 2006
                          ------------------------------------------------------------------------
                                         Reserve
                             Paid in     Capital   Other      Accumulated   Interim
                             Capital    Revalued    Reserves    Income     Dividends  Net Income
                             -------    --------    --------    ------     ---------  ----------
                              ThCh$       ThCh$      ThCh$       ThCh$       ThCh$       ThCh$

Beginning balance          197,904,994           0  (201,145)  26,334,355 (11,640,959) 56,039,346
Distribution of
prior-year income                    0           0          0  44,398,387  11,640,959 (56,039,346)
Translation adjustment
reserve                              0           0  3,754,495           0           0           0
Capital revalued                     0   (593,715)        604   (212,197)           0           0
Income for the period                0           0          0           0           0  21,034,955
Ending balance             197,904,994   (593,715)  3,553,954  70,520,545           0  21,034,955
Price level restated
balances


                                                 March 31, 2005
                          -----------------------------------------------------------------------
                                         Reserve
                             Paid in     Capital    Other      Accumulated   Interim
                             Capital    Revalued    Reserves    Income     Dividends  Net Income
                             -------    --------    --------    ------     ---------  ----------
                              ThCh$       ThCh$      ThCh$       ThCh$       ThCh$      ThCh$
Beginning balance          191,027,986           0  14,574,144  56,671,256 (11,583,482)  40,158,726
Distribution of
prior-year income                    0           0           0  28,575,244  11,583,482  (40,158,726)
Translation adjustment
reserve                              0           0   7,766,748           0           0            0
Capital revalued                     0  (1,528,224)   (116,594)   (681,972)          0            0
Income for the period                0           0           0           0           0   14,163,509
Ending balance             191,027,986  (1,528,224) 22,224,298  84,564,528           0   14,163,509
Price level restated
balances                   198,860,133  (1,590,881) 23,135,494  88,031,674           0   14,744,213


b)   Number of shares:


 Series     Subscribed       Paid in      Number of shares
              Shares         shares      with voting rights
 ------      -------         ------      ------------------

    A      380,137,271     380,137,271       380,137,271
    B      380,137,271     380,137,271       380,137,271



c)   Capital:


       Series           Subscribed           Paid in
                         Capital             Capital
       ------           ----------           -------
                          ThCh$               ThCh$
         A              98,952,497          98,952,497
         B              98,952,497          98,952,497


d)   Other reserves:

Other reserves at each year end were as follows:

                                                                          2006                 2005
                                                                         ThCh$                 ThCh$
                                                                         -----                 -----
Reserve for cumulative translation adjustments                          2,568,636            22,150,387
Reserve for technical reappraisal of property, plant and equipment        164,081               164,081
Other reserves                                                            821,237               821,026
                                                                        ---------            ----------
Total                                                                   3,553,954            23,135,494

(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                                       Foreign exchange
                                                       gains generated
                                                                         Release/Realized
                                        Balance       during the period       Reserve           Balance
Subsidiary                          January 1, 2005       Investment                         March 31, 2006
----------                          ---------------       ----------     ----------------    --------------
                                         ThCh$              ThCh$              ThCh$             ThCh$
Rio de Janeiro Refrescos Ltda.           (2,223,461)          2,291,233           162,448            230,220
Embotelladora del Atlantico S.A.          1,037,602           1,300,814                 0          2,338,416
                                           ---------          ---------           -------          ---------
Total                                    (1,185,859)          3,592,047           162,448          2,568,636


NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

                                                                            2006                2005
                                                                            ----                ----
                                                                            ThCh$              ThCh$

Other non-operating income during the period was as follows:
Gain on sale of plant, property and equipment                               790,264            175,197
Other income                                                                 75,583            106,929
                                                                            -------            -------

                         Sub-total                                          865,847            282,126
Translation of Financial Statements (1)                                     544,252            330,736
                                                                          ---------            -------

                           Total                                          1,410,099            612,862
                                                                          =========            =======


Other non-operating expenses during the period was as follows:

Loss on sale of property, plant and equipment                             (656,822)          (121,669)
Translation adjustment Reserve Realized (2)                               (162,212)                  0
Provision for labor and commercial lawsuits                               (124,407)          (120,009)
Provision loss of investment in Centralli                                   (9,278)           (15,579)
Obsolescence and write-offs of property, plant and equipment                (4,887)        (4,118,569)
Staff Severance Indemnities                                                      0         (2,844,941)
Others                                                                    (122,060)          (122,428)
                                                                        ----------          ---------

                           Total                                        (1,079,666)        (7,343,195)
                                                                        ==========         ==========

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N(degree)64 issued by the Chilean Institute of Accountants, presented as Other Non-Operating Income and Expenses.

(2) Corresponds to release of Translation Adjustment Reserves resulting form capital decrease in our subsidiary Embotelladora del Atlantico S.A. during Decemeber of 2003

NOTE 29 - PRICE-LEVEL RESTATEMENT
---------------------------------

Price-level restatement for each year end was as follows:

                                                                      2006        2005
                                                                      ----        ----
                                                                      ThCh$       ThCh$
Assets -  (charges)/credits                                 Index
Inventories                                                  CPI     (239,218)     86,231
Property, plant and equipment                                CPI     (217,220)   (582,142)
Investments in related companies                             CPI     (423,541) (1,255,963)
Cash, Time Deposits, Marketable Securities                   CPI      (21,288)    (36,126)
Trade  Accounts Receivable, Notes Receivable, Other          UF            (9)     (1,159)
Receivables
Trade  Accounts Receivable, Notes Receivable, Other          CPI          (28)       (485)
Receivables
Accounts Receivable related Companies short term             CPI     (110,836)   (359,196)
Recoverable taxes                                            CPI       (8,694)     (4,172)
 Differred Taxes                                             CPI            0       3,911
Other current assets                                         CPI         (574)          0
Other current assets                                         UF        19,183     (11,242)
Goodwill                                                     CPI       (2,403)    (11,211)
Other long term assets                                       UF             0     (15,190)
 Other long term assets                                      CPI     (263,846) (1,151,733)
 Other non monetary assets                                   CPI            0           0
Costs and Expenses accounts                                           (16,610)    (83,213)
Total (charges)/credits                                            (1,285,084) (3,421,690)

Liabilities - (charges)/credits
Shareholders' equity                                         CPI      805,308   2,422,188
Short and long term bonds payable                            UF       315,256     737,590
Short and long term bonds payable                            CPI       55,467     216,013
Accounts Payable related Companies short term                UF         2,927           0
Other current liabilities                                    UF           537           0
Other current liabilities                                    CPI     (110,643)      8,820
Other long term liabilities                                  CPI        4,953     (32,174)
Income accounts                                              CPI       21,017     110,615
Total (charges) credits                                      CPI    1,094,822   3,463,052
Price-level restatement (loss)gain                                  (190,262)      41,362


NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES
---------------------------------------


                                                        Currency   March 31, 2006   March 31, 2005
                                                        --------   --------------   --------------
Assets - (charges)/credits                                              ThCh$            ThCh$
--------------------------
Cash                                                       US$              65,523           35,653
Time deposits                                              US$                 510                0
Marketable securities                                      US$             512,667         (83,757)
Other receivables                                          US$             229,537            3,521
Short term notes and accounts receivable related           US$           1,842,910        2,595,283
companies
 Inventories                                               US$              29,877           39,667
 Other current assets                                      US$              76,740           85,423
Property, plant & equipment                                US$               2,154             (23)
Other assets                                               US$           2,641,330        9,024,691
Total (charges) credits                                                  5,401,248       11,700,458

Liabilities - (Charges)/credits
---------------------------------
Bonds payable                                              US$           (108,723)        (256,932)
Accounts payable                                           US$               7,208          (3,072)
Provisions                                                 US$               4,141                0
Bonds payable-long term                                    US$           (548,987)      (1,238,913)
Other current liabilities                                  US$                 940          (2,018)
Total (charges) credits                                                  (645,421)      (1,500,935)
Foreign exchange gain (loss), net                                        4,755,827       10,199,523



NOTE 31 - EXTRAORDINARY ITEMS
-----------------------------

There were no extraordinary items in 2005 and 2004.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES
--------------------------------------------------------------
Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$1,172,524. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2006 amounted to ThCh$41,679 (ThCh$41,670 in 2005).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------------

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

Below is an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.


Cash Flow Statement
-------------------


                                                          2006             Maturity Date      2005             Maturity Date
                                                          ----             -------------      ----             -------------
                                                          ThCh$                               ThCh$
Expenses
--------
Dividend payments                                       (5,172,908)    Apr 27, 2006        (3,988,887)    Apr 28, 2005
Additions to property, plant and equipment                (700,510)    May 15, 2006          (970,415)    May 15, 2005
Additions to property, plant and equipment                (146,457)    June 30, 2006          (42,700)    Jun 29, 2005
Additions to property, plant and equipment                 (82,746)    Sep. 15 2006            (3,012)    Jul 31, 2005

                                                     -------------                    ---------------
Total expenses                                          (6,102,621)                        (5,005,014)
                                                     =============                    ===============

Income
------
Sale of property, plant and equipment                        6,149    May 15, 2006              4,540     May 15, 2005


                                                     -------------                    ---------------
Total Income                                                 6,149                              4,540
                                                     =============                    ===============


Total Net                                               (6,096,472)                        (5,000,474)
                                                     =============                    ===============

NOTE 34 - DERIVATIVE CONTRACTS
------------------------------

Derivative contracts at March 31, 2006 were as follows:

                                                                       Position
                                      Maturity                         Purchase
Derivative Contract  Value             Period     Specific Item         /sale
---------- --------  -----          -----------   --------------       ---------
                     ThCh$

 SWAP       CCPE    2,639,231      I QUARTER 2007  US$ Exchange Rate      S

 SWAP       CCPE    2,640,601    III QUARTER 2007  US$ Exchange Rate      S

 SWAP       CCPE   40,623,288     IV QUARTER 2007  US$ Exchange Rate      S

 SWAP       CCPE    7,916,378      I QUARTER 2008  US$ Exchange Rate      S

 SWAP       CCPE    8,197,610     II QUARTER 2008  US$ Exchange Rate      S

 SWAP       CCPE   12,918,577    III QUARTER 2008  US$ Exchange Rate      S

 SWAP       CCPE    5,332,805      I QUARTER 2013  US$ Exchange Rate      S

 FR         CCTE    9,335,084     II QUARTER 2006  US$ Exchange Rate      P

 FR         CCTE    2,636,230     II QUARTER 2006  US$ Exchange Rate      S

 FR         CCTE    6,735,450    III QUARTER 2006  US$ Exchange Rate      P

 FR         CCTE    2,794,318    III QUARTER 2006  US$ Exchange Rate      S

 FR         CCTE   11,348,051     IV QUARTER 2006  US$ Exchange Rate      P

 FR         CCTE    3,486,627     IV QUARTER 2006  US$ Exchange Rate      S




    Hedged item or
      transaction           Hedged         Assets/liabilities           Effect on income
 ----------------------     Item     -------------------------------   ---------------------
 Concept         Amount     Value    Item                 Amount       Realized  Unrealized
 -------         ------     -----    ----                 ------       --------  ----------
                 ThCh$      ThCh$                          ThCh$        ThCh$      ThCh$
Long term                             Other current and
bonds US$       3,718,120   2,660,433  long term assets     1,104,712   (106,137)     146,134
Long term                             Other current and
bonds US$       2,747,765   2,645,450  long term assets     1,104,430   (110,173)     136,478
Long term                             Other current and
bonds US$      47,599,704  40,598,076  long term assets     8,773,077 (1,094,994)   1,867,146
Long term                             Other current and
bonds US$      10,456,161   7,906,192  long term assets     3,312,466   (307,968)     190,170
Long term                             Other current and
bonds US$      11,100,360   8,294,470  long term assets     3,427,358   (170,444)     776,921
Long term                             Other current and
bonds US$      16,620,691  12,868,345  long term assets     5,308,396   (482,255)     737,339
Long term                             Other current and
bonds US$       7,260,554   5,405,985  long term assets     2,224,237   (198,120)     648,795
Suppliers
foreign                               Other current and
exchange        9,342,326           0  long term assets        20,387          0       20,387
Suppliers
foreign                               Other current and
exchange        2,430,952           0  long term assets         4,685          0       (4,685)
Suppliers
foreign                               Other current and
exchange        6,716,688           0  long term assets           906          0         (906)
Suppliers
foreign                               Other current and
exchange       20,504,617           0  long term assets           799          0          799
Suppliers
foreign                               Other current and
exchange       11,470,198           0  long term assets       171,565          0      171,565
Suppliers
foreign                               Other current and
exchange        3,304,410           0  long term assets        50,626          0       50,626


NOTE 35 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------

a.   Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The company's legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2) Embotelladora del Atlantico S.A. faces labor and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,732,672 (ThCh$2,043,000 in 2005). In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3) Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$17,041,869 (ThCh$6,482,230 in 2005). In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

4) Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$66,517 (ThCh$80,252 in 2005). In accordance with its legal counsel's opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.   Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include:
(i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c.   Direct guarantees

Guarantees at March 31, 2006 were as follows:

                                                                                                  Balances pending at
 Guarantee creditor                    Debtor                                 Assets involved       end of period
 -------------------                  -------                                 ---------------     --------------------
                                                                Type of                    Book
                        Name                        Relation    guarantee       Type       value            March 31,
                       ------                       ---------   ----------     -----      ------           ---------
                                                                                                          2006     2005
                                                                                                          -----   ------
ADUANA DE BUENOS       EMBOTELLADORA DEL            Subsidiary   Insurance    Inventories  3,443,730           0         0
  AIRES                  ATLANTICO S.A.                          Guaranty

UNIAO FEDERAL          RIO DE JANEIRO REFRESCOS     Subsidiary   Mortgage     Warehouse       58,573      67,025    63,027
                       LTDA.

ESTADO RIO DE          RIO DE JANEIRO REFRESCOS                               Judicial
JANEIRO                LTDA.                        Subsidiary   Mortgage     Deposit     11,850,214   9,879,740         0

PODER JUDICIARIO       RIO DE JANEIRO REFRESCOS                  Judicial     Judicial
                       LTDA.                        Subsidiary   Deposit      Deposit      6,399,598           0         0

                                                    Main
AGAS                   EMBOTELLADORA ANDINA S.A     Office       Agreement    Agreement      157,854           0         0

                                                    Main         Lease of     Lease of
FIDAE 2006             EMBOTELLADORA ANDINA S.A.    Office       Space        Space            4,479           0         0



NOTE 36 - GUARANTEES FROM THIRD PARTIES
---------------------------------------

Guarantees from third parties at March 31, 2006 were as follows:

                              Type of
        Guarantor             Guarantee      Amount    Currency  Transaction
        ---------             ---------      ------    --------  -----------

Russel W. Coffin      Letter of Credit    42,680,238.12   USD    Purchase Nitvitgov Refrigerantes S.A.
CONFAB                        Mortgage    30,000,000.00   USD    Purchase Rio de Janeiro Refrescos Ltda.
Clientes Diversos             Deposits     1,196,801.10   USD    Container Guaranty
Soc. Com. Champfer            Mortgage       626,253.66   USD    Distributor Credit
AGA S.A.                        Policy       600,000.00   USD    Supplier Agreement
Mac Coke Dist. Beb.           Mortgage       416,115.39   USD    Distributor Credit
Tigresa Com. Beb.             Mortgage       278,797.31   USD    Distributor Credit
Franciscana Dist.             Mortgage       239,266.35   USD    Distributor Credit
ASXT Fluminense
 Distrib.Bebidas              Mortgage       233,024.62   USD    Distributor Credit
Dist. Real Cola
 (Apucarana)                  Mortgage       228,863.46   USD    Distributor Credit
Dist Uniao De Itaperuna       Mortgage       215,797.44   USD    Distributor Credit
Rosas de Casimiro             Mortgage       178,929.62   USD    Distributor Credit
Aguiar Distrib.de Bebidas
 Ltda                         Mortgage       166,862.27   USD    Distributor Credit
MBM Distribuidora de Beb      Mortgage       154,794.92   USD    Distributor Credit
                              Guaranty
Ledesma SAAI                 Insurance       133,533.97   USD    Supplier
                              Guaranty
Ledesma SAAI                 Insurance       132,688.82   USD    Supplier
                              Guaranty
Ledesma SAAI                 Insurance       132,688.82   USD    Supplier
                              Guaranty
Ledesma SAAI                 Insurance       132,688.82   USD    Supplier
                              Guaranty
Ledesma SAAI                 Insurance       132,688.82   USD    Supplier
                              Deposit
Iansagro S.A.                Certificate   4,735,875.00  ThCh$   Warrants
                              Deposit
Iansagro S.A.                Certificate   3,788,700.00  ThCh$   Warrants
                              Deposit
Iansagro S.A.                Certificate   2,841,525.00  ThCh$   Warrants
Soc. Las Nipas                Policy           6,971.45   U.F.   Advertising Agreement


NOTE 37 - LOCAL AND FOREIGN CURRENCY
------------------------------------

Assets at each year end were composed of local and foreign currencies as follows:

                                                                March 31,       March 31,
                                                                  2006            2005
                                   Currency                       Amount          Amount
                                   --------                       ------          ------
Current Assets                                                    ThCh$           ThCh$
--------------
 Cash                             Non-Indexed Ch$                2,938,572       3,144,316
 -                                 US$                           6,492,203       8,040,636
 -                                 AR$                           1,609,976       2,857,744
 -                                 R$                            4,000,954       2,758,465
 Time Deposits                     AR$                                   0             149
 -                                 R$                            3,757,905       8,518,898
 -                                 Non-Indexed Ch$              28,968,456       1,637,758
 -                                 US$                          22,152,086          46,202
                                   EURO                          9,772,360               0
 Marketeable Securities            Non-Indexed Ch$              10,689,473       1,476,138
 -                                 US$                           4,500,107      44,148,777
                                   R$                            2,281,177               0
Trade accounts receivable          Non-Indexed Ch$              12,190,028      14,545,621
 -                                 US$                             746,067           8,639
 -                                 AR$                           1,219,727       3,205,803
 -                                 R$                            8,075,199       7,338,375
Notes receivable                   Non-Indexed Ch$               4,986,497       5,223,415
 -                                 AR$                             308,887         356,443
 -                                 R$                            1,907,376       1,391,539
Other receivables                  Non-Indexed Ch$               2,246,067      12,337,218
 -                                 US$                           9,984,489         573,185
 -                                 AR$                             614,756       1,098,520
 -                                 R$                            6,711,717       4,809,124
Notes receivable from related      AR$
companies                                                                0         291,810
 -                                 Non-Indexed Ch$               1,240,695               0
 -                                 R$                              313,068               0
 Inventories                       Non-Indexed Ch$               1,879,436       4,581,215
 -                                 Indexed Ch$                   2,913,785               0
 -                                 US$                           2,128,640         333,743
 -                                 AR$                           3,063,487      10,933,970
 -                                 R$                            7,594,818       6,002,905
 Recoverable Taxes                 Non-Indexed Ch$                 353,562         619,283
 -                                 AR$                           1,231,438       1,233,199
 -                                 R$                            5,642,166       5,608,633
 -                                 US$                             733,182               0
 Prepaid Expenses                  Non-Indexed Ch$               1,629,345       1,744,557
 -                                 US$                             122,420         200,768
 -                                 AR$                             189,247          49,109
 -                                 R$                              252,123         315,701
 Other Current Assets              Non-Indexed Ch$               1,407,552       1,667,590
 -                                 US$                           3,112,223       5,495,549
 -                                 AR$                           1,756,586       1,275,979
 -                                 R$                            1,724,353       1,008,791
 -                                 Indexed Ch$                   1,145,902               0
 Property Plant and Equipment
 Property Plant and Equipment      Non-Indexed Ch$              62,405,091      67,981,723
 -                                 US$                          77,302,185      89,083,053
 Other Assets
Investment in related companies    Indexed Ch$                  18,073,747      18,306,012
 -                                 US$                           1,158,948         888,816
 -                                 R$                            1,413,713       1,248,490
Investment in other companies      US$                              13,225          56,886
 -                                 Non-Indexed Ch$                  41,564               0
 Goodwill                          Non-Indexed Ch$                 627,808         740,333
 -                                 US$                          71,279,141      89,009,884
Long term debtors                  AR$                              29,840          54,372
 -                                 Indexed Ch$                      59,966               0
Notes receivable related           Indexed Ch$
companies                                                           33,915          35,032
 INTANGIBLES                       US$                             419,979         486,844
 AMORTIZACION                      US$                            (243,196)       (258,338)
 Others                            Non-Indexed Ch$               4,863,072       4,879,680
 -                                 US$                          86,066,252     145,292,411
 -                                 AR$                           2,496,952               0
 -                                 R$                           31,595,620      18,425,857
 -                                 Indexed Ch$                      51,995               0
 -                                 EURO                                         12,119,841
 Deferred Taxes                    AR$                             346,855          38,845
 Total Assets
                                   Non-Indexed Ch$             136,467,218     120,578,847
                                   US$                         285,967,951     383,407,055
                                   AR$                          12,867,751      21,395,943
                                   R$                           75,270,189      57,426,778
                                   Euro                          9,772,360      12,119,841
                                   Indexed Ch$                  22,279,310      18,341,044

b. Current liabilities at year end denominated in local and foreign currencies were as follows:

                                                                   Up to 90 Days                   From 90 Days up to 1 year
                                                        March 31, 2006     March 31, 2005     March 31, 2006    March 31, 2005
                                                       ---------------    ---------------    ---------------   ---------------
                                                                  Int.               Int.              Int.              Int.
                                        Currency        Amount    Rate     Amount    Rate     Amount   Rate     Amount   Rate
                                        --------        ------    ----     ------    ----     ------   -----     ------  -----
Short term bank liabilities             Non-indexed
                                         Ch$            5,866,771  7.00%  6,311,292  3.36%           0                 0
 -                                      US$                     -                 0         21,914,603  6.51%          0
 -                                      AR$                     -                 0                  0         6,379,467    8.90%
 -                                      R$                977,381                 0                  0                 0
Current portion of long term bank       Non-indexed
liabilities                              Ch$                    -                 0                  0                 0
 -                                      Indexed Ch$             -                 0                  0                 0
                                                                -
 -                                        US$                   -                 0                  0         2,011,004    6.50%
 -                                        R$                    -                 0            494,720 12.49%    787,909   13.51%
Current portion of bonds payable        Indexed Ch$    11,868,979  7.00% 18,010,043  6.40%   5,912,168                 0
 -                                      US$                     -           777,789  7.10%           0
Dividends payable                       Non-indexed
                                         Ch$              215,565           282,068                  0                 0
Accounts payable                        Non-indexed
                                         Ch$           17,947,785        17,533,747                  0                 0
 -                                      US$               660,110         1,787,472                  0                 0
 -                                      AR$             6,177,831         5,977,089                  0            11,733
 -                                      R$             10,574,144         7,860,387                  0           149,279

 -                                      Other
                                         Currencies        14,799               248                  0                 0
Other creditors                         US$                     -           372,068                  0                 0

 -                                      AR$                53,149            56,548             46,634            30,618

 -                                      R$              3,330,088         2,845,820                  0                 0

Notes and accounts payable related      Non-indexed
companies                                Ch$            4,935,555         5,135,988                  0                 0
 -                                      US$               142,467         1,260,411                  0                 0
 -                                      AR$                     -                 0                  0                 0
 -                                      R$              1,169,664                 0                  0                 0
 Provisions                             Non-indexed
                                         Ch$              504,059           388,710                  0                 0
 -                                      Indexed Ch$                               0                  0                 0
 -                                      AR$                     -               168                  0                 0
 Withholdings                           Non-indexed
                                         Ch$            5,071,416         5,840,897                  0                 0
 -                                      US$                     -           178,438                  0                 0
 -                                      AR$             3,025,049         2,753,681                  0                 0
 -                                      R$                      -                 0          3,540,849         2,462,566
                                        Other
                                         Currencies        79,818                 0                  0                 0
 Income Tax                             Non-indexed
                                         Ch$            2,619,071         3,993,641                  0                 0
 -                                      AR$                     -                 0            203,252                 0
 -                                      R$                      -                 0          1,533,990           638,864
 Unearned Income                        Non-indexed                                                  0                 0
                                         Ch$              493,896             9,007
 -                                      US$                     -         2,082,000                  0                 0
 Deferred Taxes                         AR$                     -                 0            114,553            84,059
                                        Non-indexed
                                         Ch$              494,846                 0                  0                 0
 Other current liabilities              Non-indexed
                                         Ch$            3,193,126         2,574,637                  0                 0

  Total Current Liabilities             Non-indexed
                                         Ch$           41,342,090        42,069,987                  0                 0
                                        US$               802,577         6,458,178         21,914,603         2,011,004
                                        AR$             9,256,029         8,787,486            364,439         6,505,877
                                        R$             16,051,277        10,706,207          5,569,559         4,038,618
                                        Indexed Ch$    11,868,979        18,010,043          5,912,168                 0
                                        Other
                                         Currencies        94,617               248                  0                 0


c.1) Long-term liabilities at March 31, 2006 were composed of local and foreign currencies as follows:


                             Currency       1 to 3 years         3 to 5 years        5 to 10 years         Over 10 years
                             --------     ------------------  ------------------    -----------------     ----------------
                                                     Average             Average              Average              Average
                                                     int                 int                   int                  int
                                          Amount     rate      Amount    rate       Amount      rate      Amount    rate
                                          ------     ----      ------    ----       ------      ----      ------    ----
                                           ThCh$                ThCh$                ThCh$                ThCh$
Long Term Bank
   Liabilities           $R                394,962   12.49%          0                    0                    0

Bonds payable            US$            16,877,750     7.0%          0                    0            2,104,720
                         Indexed Ch$    13,795,075     6.2%  5,848,936    6.5%   19,496,453     6.5%  40,942,552     6.5%
 -
 Other Creditors         $AR               101,097                   0                    0                    0

                         $R                      0              75,325                    0                    0
 Notes and Accounts
   Receivable Related    Non-Indexed
   Companies              Ch$            3,737,364                   0                    0                    0

 Provisions              Indexed Ch$             0                   0                    0            5,020,696

                         Non-Indexed
 -                        Ch$               46,656                   0                    0                    0

 -                       $AR             1,732,534                   0                    0                    0

 -                       $R             17,041,869                   0                    0                    0

                         Non-Indexed
 Other Liabilities      Ch$                    0             4,580,594                    0                    0

                         $AR                     0             203,665            1,832,988                    0

                         $R              2,008,708                   0                    0                    0
 Total Long Term
   Liabilities

                         $R             19,445,539              75,325                    0                    0

                         US$            16,877,750                   0                    0            2,104,720

                         Indexed Ch$    13,795,075           5,848,936           19,496,453           40,942,552

                         $AR             1,833,631             203,665            1,832,988                    0

                         Non-Indexed
                         Ch$             3,784,020           4,580,594                    0                    0

                         Indexed Ch$             0                   0                    0            5,020,696

c.2) Long - term liabilities at March 31, 2005 were composed of local and foreign currencies as follows:


                 Currency       1 to 3 years          3 to 5 years          5 to 10 years         Over 10 years
                 --------     ------------------    ------------------     -----------------     -----------------
                                        Average               Average                Average               Average
                              Amount    int rate    Amount    int rate     Amount   int rate     Amount   int rate
                              ------    --------    ------    --------     ------   --------     ------   --------
                               ThCh$                 ThCh$                 ThCh$                 ThCh$
Long term bank
 liabilities     US$        48,796,250      6.51%          0                      0                     0

 -               R$            884,774     13.52%          0                      0                     0

Bonds payable    UF         19,694,325      6.20%  5,908,296      6.20%  21,432,057     6.50%  44,812,483     6.50%

 -               US$        19,564,857      7.00%          0                      0             2,439,813     7.63%

Other creditors  AR$            77,128                     0                      0                     0

 -               R$                  0                71,514                 35,757                     0

Provisions      Non-Indexed    519,284                     0                      0                44,627
                 CH$
 -               AR$         3,310,267                     0                      0                     0

 -               R$                  0            11,879,992                      0             4,576,698

Other           Non-Indexed
   Liabilities   Ch$                 0                     0              4,327,441                     0

 -               AR$                 0               200,280              1,802,519                     0

 -               R$          1,122,811                     0                      0                     0

 Total Long
   Term Liabilities

                 US$        68,361,107                     0                      0             2,439,813

                 R$          2,007,585            11,951,506                 35,757             4,576,698

                 UF         19,694,325             5,908,296             21,432,057            44,812,483

                 AR$         3,387,395               200,280              1,802,519                     0

                Non-Indexed
                 Ch$           519,284                     0              4,327,441                44,627

NOTE 38 - PENALTIES
-------------------

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS
---------------------------

At the Regular General Shareholders Meeting of Embotelladora Andina S.A., held yesterday, April 19, 2006 (hereinafter the "Meeting"), among other matters, the following was resolved:

1. The distribution of the following amounts as Final Dividend No. 150, on account of the fiscal year ending December 31, 2005: (a) Ch$6.48 (six pesos and forty-eight cents) per Series A share; and b) Ch$7.128 (seven pesos and one hundred and twenty eight cents) per Series B share. This dividend will be available to shareholders beginning April 27, 2006. Regarding payment of this dividend, the Shareholders Registry will close on April 21, 2006.

2. The distribution of an additional Dividend No. 151 on account of retained earnings: (a)Ch$70.00 (seventy pesos) per Series A share; and
(b)Ch$77.00 (seventy seven pesos) per Series B share. This dividend will be available to shareholders beginning June 1, 2006. Regarding payment of this dividend, the Shareholders Registry will close on May 26, 2006.

3. The Meeting elected a new company board of directors in separate voting by each series of shares, as follows :

Regular                            Alternate
Juan Claro Gonzalez                Ernesto Bertelsen Repetto
Jose Antonio Garces Silva (junior) Patricio Parodi Gil
James Robert Quincey Blakstad      Jorge Hurtado Garreton
Arturo Majlis Albala               Jose Miguel Barros Van Hovell tot Westerflier
Gonzalo Said Handal                Jose Maria Eyzaguirre Baeza
Salvador Said Somavia              Jose Domingo Eluchans Urenda
Heriberto Urzua Sanchez            Pedro Arturo Vicente Molina

For purposes of Article 50-bis, subparagraph 6 of the Chilean Corporation Law, is it stipulated that Mr. Heriberto Urzua Sancheza and his alternate, Mr. Pedro Arturo Vicente Molina, were elected by the Chilean Pension Funds and thus, fulfill the definition of "independent" from the Controlling Shareholder of the Company for Chilean legal purposes.

Appointments of the Board of Directors
---------------------------------------

The following resolutions were adopted at a regular Board Meeting held April 25, 2006:

1. Juan Claro Gonzalez was appointed Chairman of the Board of the Company and Jose Antonio Garces Silva Vice-Chairman.

2. The Executive Committee was elected, comprised of regular directors Jose Antonio Garces Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavia.

In addition, the Chairman of the Board, Juan Claro Gonzalez, and the Chief Executive Officer of the Company, Jaime Garcia Rioseco, are members of this Committee by virtue of their office.

3. Also elected was the Director's Committee in accordance with Article 50-bis of Chilean Corporate Law, comprised of the regular directors Juan Claro Gonzalez, Jose Antonio Garces Silva and Heriberto Urzua Sanchez. If any of them should be unable to attend, they can be replaced by their respective alternates director. Mr. Heriberto Urzua Sanchez is considered an independent director under Chilean law. It was resolved that Mr. Juan Claro Gonzalez will be the Chairman of this Committee.

4. Juan Claro Gonzalez, Jose Antonio Garces Silva and Heriberto Urzua Sanchez were appointed members of the U.S. Sarbanes-Oxley Audit Committee.

At a Committee meeting held April 25, 2006, it was decided that Mr. Juan Claro Gonzalez also be Chairman of this Audit Committee. Juan Claro Gonzalez and Heriberto Urzua Sanchez are considered independent directors under U.S. law and have voting rights in this Committee.

5. Mr. Pedro Pellegrini Ripamonti, Corporate Legal Manager, was appointed representative or authorized person to receive notifications in absence of Mr. Renato Ramirez Fernandez, General Manager.


No other significant events of a financial or any other nature have occurred between March 31, 2006 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS
--------------------------------------------------

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT
---------------------

The Company has disbursed ThCh$255,241 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies. Future commitments, which are all short-term and for the same concepts, amount to ThCh$553,438.

I.   ANALYSIS OF THE FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31,
     2006.

Highlights

Consolidated Operating income reached US$46.2 million during the first quarter of 2006, a strong 15% gowth compared to the first quarter of 2005. Operating margin was 17.5%.

Consolidated sales volume grew 6% during the quarter, reaching 107.3 million unit cases.

During this quarter consolidated EBITDA totaled US$60.3 million, representing an increase of 9 % compared to the first quarter of 2005. EBITDA margin was 22.7%.

Net Income for the period reached US$40 million, which is 42.7% higher than the first quarter of 2005.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

"We began 2006 with very good results. This has been a consequence of hard work performed in the three countries, where we continue facing different scenarios, but obtaining the best of each one."

CONSOLIDATED SUMMARY

1st Quarter 2006 vs. First Quarter 2005

We achieved good results during the first quarter of 2006, with volume growth, cost control and positive macroeconomic environments. In this last subject, the 9.3% average appreciation of the Chilean peso and the 17.3% of the Brazilian real, had a positive impact over our dollar-denominated costs and have compensated the sugar price increases. On the other hand, the Argentine peso recorded a 3.8% average depreciation.

Consolidated sales volume for the first quarter of 2006 reached 107.3 million unit cases, which represents an increase of 6%. As for the same period of 2005, our three franchises contributed to this growth through different rates:
Chile 4%; Brazil 11.6% and Argentina 0.9%.

As a result of higher volumes, price adjustments, and favorable exchange rates upon figures translation, Net Sales amounted to US$264.9 million, representing a 6.7% improvement regarding the first three months of 2005.

Cost of Sales per unit case decreased 2.9%, mainly due to effective negotiations and the reevaluation of the Chilean peso and the Brazilian real.

SG&A's increased 10.9% as a result of higher volumes and increased freight fees due to increasing oil prices.

Consolidated Operating Income amounted to US$46.2 million, a 15% increase compared to the US$40.2 million of the same period of 2005. Operating margin was 17.5%, an increase of 125 basis points.

Finally, consolidated EBITDA amounted to US$60.3 million, a 9% improvement compared to the same period of the previous year. EBITDA margin was 22.7%, an increase of 47 basis points.

Chilean Operations

1st Quarter 2006 vs. First Quarter 2005

During the first quarter of the year 2006, Sales Volume amounted to 36.9 million unit cases reflecting a 4% growth. Soft drinks increased 1.5%, Juices 6% and Waters 25.7%. Our product Dasani, launched during the second haft of 2005, significantly contributed to the increase experienced in the waters segment. During this first quarter we have launched several products aimed towards strengthening categories with strong growth potential, such as: the Light segment: by launching Quatro Light, the waters category: Tangerine flavored Dasani, sport drinks: Powerade, and juices: Tutti-Fruti flavored Andina Nectar and Andina Juice with calcium and vitamin D.

Net sales amounted to US$110.1 million, which is a 1.4% growth. This increase resulted from higher volumes partially offset by a negative product mix impact over juices and waters income per unit case, subsequently compensated at the operating level (as a result of the organizational structure of Vital S.A. and VASA).

Cost of Sales per unit case decreased 1.9%. This lower cost is basically explained by: (1) the appreciation of the Chilean exchange rate, that during the period recorded an average increase of 9.3%, resulting in a positive impact over our dollar denominated costs, and (2) anticipated sugar purchases, which allowed us to compensate it's price increase.

Operating income amounted to US$25.2 million, a decrease of 0.6% regarding the previous year. Operating margin was 22.9%.

EBITDA amounted to US$ 31.6 million; this is 0.7% lower than the US$ 31.8 million recorded the previous year.

Brazilian Operations

1st Quarter 2006 vs. First Quarter 2005

Sales volume for the first quarter of 2006 amounted to 42.3 million unit cases, representing an 11.6% increase regarding the first three months of the year 2005. To this improvement contributed the Light category (+15 %).

Net sales reached US$102.8 million, representing a 23.8% increase, a 10.9% increase in terms of unit case. This growth is explained by price adjustments performed during February, and by the exchange rates that benefited the translations of our results from local currency to Chilean pesos.

Cost of Sales per unit case recorded a 3% growth, explained by the effect on figures conversion (which negatively affects our costs), because in local currency cost of sales per unit case experienced a slight decrease even though we observed price increases on certain raw materials, which was offset by the 17.3% average strengthen of the Brazilian real during the period.

Operating Income reached US$16.1 million, which is an improvement of 83.1% and Operating Margin was 15.7%, an improvement of 509 basis points.

Finally, EBITDA amounted to US$20.6 million, a 48.8% improvement compared to the US$13.8 million of the first quarter of 2005. EBITDA Margin was 20%, an increase of 336 basis points regarding the previous period.

Argentine Operations

1st Quarter 2006 vs. First Quarter 2005

Sales Volume for the quarter reached 28.1 million unit cases, a slight improvement from 2005 (+0.9%). It is important to mention that as in Chile, we launched Dasani in Argentina during the quarter, searching for higher variety of offerings in growing segments.

Net Sales reached US$54.4 million, representing a decrease of 7% regarding the US$58.5 million of the first quarter of 2005. The drop in net sales is explained by the effect in figures translation of the weakness of the argentine peso (3.8% average for the period), and the appreciation of the Chilean peso (-10.2% end of period). This was compensated by a 6% increase in net sales per unit case in nominal local currency.

Cost of sales per unit case decreased 11.5%, mainly explained by the fluctuations of the exchange rates upon figures translation.

Operating Income amounted to US$ 7.1 million, an 11.4% decrease. This was consequence of SG&A's increase, resulting from higher labor, freight and advertising costs. Operating Margin was 13.1%.

EBITDA reached US$10.4 million, a decrease of 11.1%. EBITDA margin amounted to 19.1%.

NON-OPERATING RESULTS

1st Quarter 2006 vs. First Quarter 2005

Non-operating Results totaled a loss of (US$0.2) million, which compares favorably to an accumulated loss of (US$8.3) million recorded for the same period of the previous year.

This loss reduction in the Non Operating Result line is explained by:

Financial Expense/Income (Net): Reflecting a positive variation due to a lower strengthen of the Chilean exchange rate for the December 2005-March 2006 period, when compared to the December 2004-March 2005 period, that led to a lower impact over Cross Currency Swap Agreements.
Other Non Operating Income/(Expense): Reflecting a positive variation as a result of lower expenses regarding severance indemnities and a provision to adjust to market value a Company's Real estate available for sale during 2005.

Finally Net Income amounted to US$40.0 million, an increase of 42.7% compared to the Net Income recorded during the first quarter of 2005.

ANALYSIS OF THE BALANCE SHEET

As of March 31, 2006, the Company's financial assets amounted to US$ 404.1 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds. 82.6% of the total financial investments are U.S. dollar-denominated. Nevertheless, through "Cross-Currency Swaps" agreements executed in July and August 2003 and April 2004, part of the portfolio has been converted to Chilean pesos (UF - Chilean Inflation Indexed Currency), thereby decreasing the amount denominated in US dollars to 25.6%.

On the other hand, the Company's total debt was US$ 278.4 million, with an average annual rate of 6.77% on U.S. dollar debt, and an average real annual rate of 6.40% on Chilean peso-denominated debt. The U.S. dollar-denominated debt represents 27.6% of total debt.

Thus, the Company holds a positive net cash position of US$ 125.7 million.

Main Indicators

                                               MAIN INDICATORS

                     INDICATORS                        Unit      Mar-06     Dic-05      Mar-05     Variance
                     ----------                        ----      ------     ------      ------     --------

LIQUIDITY
    Current Ratio                                      Times         1.63        1.30       1.67     -0.04
    Acid Tests                                         Times         1.48        1.16       1.45      0.02
    Working Capital                                    MCh$        45,748      36,022     38,194     7,554
ACTIVITY
    Investments                                        MCh$         7,190      27,369      6,710       480
    Inventory turnover                                 Times         4.69       14.78       3.68      1.01
    Days of inventory on hand                          Days         76.79       24.36      97.82    -21.03
INDEBTEDNESS
    Debt to equity ratio                                 %          85.57%      95.97%     89.76%    -4.19%
    Short-term liabilities to total liabilities          %          45.45%      48.64%     33.99%    11.47%
    Long-term liabilities to total liabilities           %          54.55%      51.36%     66.01%   -11.47%
    Interest charges coverage ratio                    Times        15.70       18.68      15.83     -0.13
PROFITABILITY
    Return over equity                                   %           7.51%      19.67%      4.73%     2.78%
    Return over total assets                             %           3.94%       9.95%      2.43%     1.51%
    Return over operating assets                         %           8.36%      21.25%      5.22%     3.13%
    Operating income                                   MCh$        24,330      77,674     21,164     3,166
    Operating margin                                     %          17.45%      16.28%     16.21%     1.25%
    EBITDA (1)                                         MCh$        34,825     103,185     27,668     7,157
    EBITDA margin                                        %          24.98%      21.63%     21.19%     3.80%
    Dividends payout ratio - Serie A shares              %           7.25%       7.76%      4.81%     2.44%
    Dividends payout ratio - Serie B shares              %           7.55%       8.04%      4.97%     2.57%


EBITDA (1)    Earnings before income taxes, interests, depreciation,
              amortization and extraordinary items.

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity indicators are in line regarding the previous period, reflecting a reclassification of certain financial instruments with maturity in less than a one year period (amounting to MUS$40).

Indicators of indebtedness improve mainly due to the prepayment of US$40 million carried out by our Argentine subsidiary of its external debt in December of 2005, and amortizations of the local bond for an approximate amount of MUS$23 carried out during June and December of the year 2005, and which are partially offset by a decrease in equity as a result of an extraordinary dividend payment carried out in May of 2005. Financial debt during the period amounted to Ch$1,647 million and earnings before interests and taxes amounted to Ch$25,856 million, achieving an interest coverage of
15.70 times, in line with the figure achieved during the previous period.

Operating profitability indicators benefited from the reasons mentioned in paragraph I. Profitability over equity basically benefited from the reasons stated in paragraph I along with the effect of the decrease in equity already explained.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin No. 64 issued by the Chilean
Institute of Accountants. (controlled in historical dollars)

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.


IV.  Analysis of the Main Components of Cash Flow


             Cash Flow (MCH$)          March 2006    March 2005  Variation  Variation
             ----------------          ----------    ----------  ---------  ---------
                                           MCh$         MCh$        Ch$        %

Operating                                 42,546       26,593       15,953     60%
Financing                                 (4,588)     (10,666)       6,078     57%
Investment                                 1,616       12,639      (11,023)    87%
Net cash flow for the Period              39,574       28,566       11,008    -39%


The Company generated a positive net cash flow of MCh$39,574 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$42,546 representing a positive variation regarding the previous year which amounted to Ch$15,953 million. Principally explained by increased collections from clients, which were partially offset by increased payment of value added taxes.

Financing activities generated a negative cash flow of MCh$4,588 representing a positive variation of MCh$6,078 mainly explained by lower bank loan payments.

Investment activities generated a positive cash flow of MCh$1,616; with a negative variation of MCh$11,023 regarding the previous year, mainly explained by idecreased sales of investments in financial instruments, and partially offset by increased income from the sale of permanent investments.

V.   Analysis of Market Risk
     -----------------------

Interest Rate Risk
------------------

As of March 31, 2005 and 2006, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk
---------------------

Income generated by the Company is linked to the currencies of the markets in which it operates. For the period the breakdown for each is the following:

Chilean peso:     41%
Brazilian real:   39%
Argentine peso:   20%

Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks
---------------

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. Likewise commodity coverage instruments have also been utilized.


This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass- consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

MATERIAL EVENTS

During the period January-April 2006 the following relevant events were recorded:

CONVENE REGULAR SHAREHOLDERS MEETING FOR THE YEAR 2006

The following was resolved, among other matters, at the re Board of Directors' Meeting of the Company held February 28, 2006:

I. To convene a Regular Shareholders Meeting for April 11, 2006, at 10:30 a.m., at the Company's offices located at Av. Carlos Valdovinos No. 560, Borough of San Joaquin.

II.  The following matters will be discussed at the Regular Shareholders
     Meeting:

1. The Annual Report, Balance and Financial Statements for the year 2005; as well as the Report of Independent Auditors with respect to the Financial Statements;

2.   Earnings distribution and dividend payments;

3. Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

4. Determine the compensation for directors and committee members pursuant to Law No. 19,705; and the Audit Committee establish by the Sarbanes Oxley Act.

5.   Appoint the Company's independent auditors for the year 2006;

6.   Appoint the Company's rating agencies;

7. Report on Board agreements which took place after that last Shareholders Meeting, relating to operations referred to by Article 44 of Law
     No. 18,046; and

8. In general, to resolve every other matter under its competency and any other matter of Company interest.

III Propose to the Meeting, the distribution of a definitive dividend, on account of the fiscal year ending December 31, 2005.

a)   CH$6.48 (six pesos and 48/100) per Series A Shares and;
b)   CH$7.128 (seven pesos and 128/100) per Series B Shares

CHANGE OF DATE OF THE REGULAR SHAREHOLDERS MEETING AND AGREEMENT ON PROPOSALS

The following was discussed at a special meeting of the Company's Board of Directors held March 14, 2006:

I. It was resolved to propose to the Shareholders Meeting the payment of an Additional Dividend on account of the Retained Earnings Fund, additional to the Final Dividend for the 2005 fiscal year (approved and disclosed last February), for the following amounts:

a)   CH$70 (seventy pesos) per Series A share; and
b)   CH$77 (seventy-seven pesos) per Series B share.

If approved by the Shareholders Meeting, this Additional Dividend would be paid starting May 30, 2006 and the Shareholders Registry would be closed May 24, 2006 for the determination of the recipients of payment.

II. The recent resignations of Glenn Jordan Schoenbohm and his alternate, Jorge Hurtado Garreton, from their seats in the board of the Company were reported. Accordingly, pursuant to article 32 of Law 18,046, it was decided that the Regular Shareholders Meeting of the Company this year (reported opportunely to the Superintendency) must elect a new Board of Directors. The election of the entire Board of Directors will therefore be added to the agenda for that Meeting.

III. In view of the foregoing resolutions, for the purpose of having sufficient time to disclose the foregoing to the market and give notice of the Regular Shareholders Meeting, it was finally resolved to postpone the Regular Shareholders Meeting (the "Meeting") from Tuesday, April 11, 2006 (already reported opportunely to the Superintendency) to Wednesday, April 19, 2006 at 10:30 a.m., at the Company's offices located at Av. Carlos Valdovinos 560, Borough of San Joaquin.

The agenda for the Meeting will therefore be the following:

1) The Annual Report, General Balance Sheet and Financial Statements for the 2005 fiscal year and the report by the external auditors on such Financial Statements;

2)   The distribution of profits and payment of dividends;

3) An explanation of the Company's dividend policy and information on the procedures used in distributing and paying dividends;

4) The election of the entire Board of Directors in application of article 32 of the Companies Law;

5) The determination of the compensation for the members of Directors Committee, stablish by Law 19705 and members of the Audit Committee required by the Sarbanes-Oxley Act of the U.S.A.

6)   The appointment of external auditors for the 2006 fiscal year;

7)   The appointment of risk rating agencies;

8) A report on Board resolutions regarding transactions indicated in Article 44 of Law 18,046 since the last Shareholders Meeting; and

9) Generally, all other matters within the purview of this meeting and any other matter of corporate interest.

No other significant events of a financial or any other nature have occurred between March 31, 2006 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                        EMBOTELLADORA ANDINA S.A.

                                        By: /s/ Osvaldo Garay
                                            -----------------------
                                            Name:   Osvaldo Garay
                                            Title:  Chief Financial Officer

Santiago, June 5, 2006